Profit and Loss

Sun Bear Specialty Coffee Roasters

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	9,846.36
Services	0.00
Total for Income	**$9,846.36**
Cost of Goods Sold	
Cost of goods sold	
Subcontractor expenses	1,889.00
Supplies & materials	965.09
Total for Cost of goods sold	**$2,854.09**
Shipping	44.60
Total for Cost of Goods Sold	**$2,898.69**
Gross Profit	**$6,947.67**
Expenses	
Advertising & marketing	$1,495.26
Website ads	42.00
Total for Advertising & marketing	**$1,537.26**
Business licences	341.67
Contract labor	300.00
General business expenses	
Bank fees & service charges	743.00
Memberships & subscriptions	114.60
Total for General business expenses	**$857.60**
Insurance	299.00
Meals	68.18
Office expenses	
Office supplies	362.82
Software & apps	445.85
Total for Office expenses	**$808.67**
PayPal Fees	37.45
Supplies	5,553.52
Total for Expenses	**$9,803.35**
Net Operating Income	**-$2,855.68**
Other Expenses	
Cell Phone (50%)	531.36
Depreciation	7,560.00
Home office	500.00
Mileage	3,930.00

Profit and Loss

Sun Bear Specialty Coffee Roasters

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Vehicle expenses	
Vehicle gas & fuel	212.32
Vehicle repairs	1,416.85
Total for Vehicle expenses	**$1,629.17**
Total for Other Expenses	**$14,150.53**
Net Other Income	**-$14,150.53**
Net Income	**-$17,006.21**

Balance Sheet

Sun Bear Specialty Coffee Roasters

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bank Deposit	0.00
BUS COMPLETE CHK (5420) - 1	-286.21
Cash	0.00
Chase Account	0.00
Chase Bank	0.00
PayPal Bank	0.00
Roastery Expense	150.00
Total for Bank Accounts	**-$136.21**
Accounts Receivable	
Accounts Receivable (A/R)	72.00
Total for Accounts Receivable	**$72.00**
Other Current Assets	
Inventory	-36.00
Payments to deposit	0.00
Uncategorized Asset	0.00
Total for Other Current Assets	**-$36.00**
Total for Current Assets	**-$100.21**
Fixed Assets	
Accumulated Depreciation	-7,560.00
Coffee Roaster	5,000.00
Espresso Maker	2,000.00
Grinder	1,000.00
Roaster	1,000.00
Tools, machinery, and equipment	0.00
Total for Fixed Assets	**$1,440.00**
Total for Assets	**$1,339.79**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Florida Department of Revenue Payable	0.00
Total for Other Current Liabilities	**$0.00**
Total for Current Liabilities	**$0.00**
Total for Liabilities	**$0.00**

Balance Sheet

Sun Bear Specialty Coffee Roasters

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Owner draws	17,189.55
Owner investments	7,300.53
Personal expenses	-2,227.20
Retained Earnings	-3,916.88
Net Income	-17,006.21
Total for Equity	**$1,339.79**
Total for Liabilities and Equity	**$1,339.79**

Statement of Cash Flows - 2023

Sun Bear Specialty Coffee Roasters

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,006.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-72.00
Florida Department of Revenue Payable	0.00
Inventory	-81.00
Uncategorized Asset	-42.75
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$195.75**
Net cash provided by operating activities	**-$17,201.96**
INVESTING ACTIVITIES	
Accumulated Depreciation	7,560.00
Coffee Roaster	-5,000.00
Espresso Maker	-2,000.00
Grinder	-1,000.00
Roaster	-1,000.00
Tools, machinery, and equipment	2,500.00
Net cash provided by investing activities	**$1,060.00**
FINANCING ACTIVITIES	
Owner draws	15,407.65
Owner investments	7,300.53
Personal expenses	-1,789.08
Net cash provided by financing activities	**$20,919.10**
NET CASH INCREASE FOR PERIOD	**$4,777.14**
Cash at beginning of period	**-$4,913.35**
CASH AT END OF PERIOD	**-$136.21**